SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: FedEx Corp.
NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters
ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W., Washington, DC 20001
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

September 2016

Dear Fellow FedEx Shareowner:

We urge you to Vote AGAINST the Advisory Vote to Approve Executive Compensation ("Say-on-Pay") at the FedEx annual meeting September 26, 2016, due to critical and persistent weaknesses in the company's pay-for-performance practices, including:

- **The utilization of low performance targets:** Since at least fiscal 2012, the long-term incentive plan's EPS growth targets have been set below the growth anticipated by analyst consensus three-year earnings projections. It is no surprise that outside of particularly disappointing years, the award has paid out significantly above target, including at the maximum in three of the past five years.
- **The increasingly aggressive adjustment of earnings measures:** Over the past two years, half a billion dollars of legal costs incurred from the company's operational practices reflecting critical management decisions have been excluded in the calculation of incentive payouts.
- **The excessive reliance on EPS growth as a performance measure:** When utilized in isolation, as within FedEx's long-term incentive plan, EPS growth is a poor proxy for value-creation, particularly in the logistics and transportation industry. Coupled with the use of segment and operating income in the annual incentive plan, FedEx's narrowly structured pay scorecard raises the risk of capital misallocation.

The International Brotherhood of Teamsters General Fund has repeatedly urged FedEx to reform its executive compensation, including its practice of paying what amounts to tax-gross ups on long-term incentive awards. A proposal on the topic averaged 36% support from non-insider shareholders at the past two annual meetings. Given the multitude of weaknesses in the company's pay practices, and the board's failure to address executive pay proposals in the past, a vote against Say-on-Pay is necessary to send a strong signal to the board.

Soft Performance Targets Delivering Outsized Pay

FedEx executives are beneficiaries of lowballed performance hurdles within the company's long-term incentive plan, or LTIP. Since 1995, the target payout award has been based on an aggregate three-year EPS goal calculated at a 12.5% average annual growth rate. Yet since at least fiscal 2012 -- the earliest period for which data is available from Reuters ThomsonOne -- the analyst consensus at the beginning of a given award period has consistently been for annual growth above 12.5% for the ensuing three-year period covered by the LTIP.

Table 1: Analyst Consensus Estimates. LTIP Performance Hurdles and Award Payouts

Award Cycle	Analyst Consensus for 3-year Aggregate EPS*	Target Performance Aggregate EPS (i.e. 12.5% growth rate)	Max Performance Aggregate EPS (i.e. 15% growth rate)	Actual Aggregate EPS***	Payout
2010-2012	*Not available*	$11.18	$11.70	$14.74	Max
2011-2013	*Not available*	$14.34	$15.01	$15.89	Max
2012-2014	$22.83	$17.43	$18.25	$18.00	Above Target
2013-2015	$25.33	$24.45	$25.60	$19.83	None
2014-2016	$26.22	$18.72	$19.61	$24.76	Max
2015-2017	$31.85 ($28.95)**	$27.16	$28.44	*TBD*	*TBD*
2016-2018	$37.53 ($36.68)**	$33.84	$35.42	*TBD*	*TBD*

*Based on the analyst consensus available at the end of June for the new fiscal year in which the award was granted, i.e. June 2012 consensus pertains to the FY2013-2015 award cycle (except for 2011 – pertaining to the FY 2012-2014 award -- for which the end of August was the closet available date).** As the company seeks to mitigate the impact of buybacks on EPS, for years when the company was actively buying back shares, net income growth using a base line share count was used to compute a conservative 3-year EPS result. ***The company does not disclose what three-year average annual growth rate was achieved in percentage terms.

On average, the consensus aggregate three-year EPS is 18% higher than the target payout performance hurdle, and has exceeded the maximum payout performance level four out of the past five years (see table). It is no surprise then that the LTIP has paid generously in recent years, including paying out above target in four of the past five

years -- three of those years, including fiscal 2016, at the maximum. This is even as the income measure utilized in the annual incentive plan (operating income; previously pre-tax consolidated income) has consistently performed below target. While the 2013-2015 LTIP award failed to pay out, due to weaker than anticipated 2013 performance, we note the other award cycles including fiscal 2013 paid out above target, suggesting that outside of particularly disappointing years, the award target is primed to deliver outsized payouts.

Few would disagree that setting and communicating meaningful long-term performance goals is central to the role of the Compensation Committee; yet by persisting with a historic EPS goal that is clearly inappropriate under current conditions, FedEx's Compensation Committee appears to have put these responsibilities on auto-pilot. (It is instructive, perhaps, to note that Compensation Committee Chair Paul Walsh has served on the committee since at least 1998, the earliest for which online Edgar filings are available.)

Aggressively Adjusting Earnings Measures Used in Incentive Pay

In the past two years, the company has become increasingly aggressive in adjusting the earnings results used in its pay vehicles. For fiscal 2016, the non-GAAP profit measures used in the annual incentive plan (AIP) and the LTIP -- operating income and EPS, respectively -- were 63% and 51% higher than their GAAP measurements. It is not unreasonable to adjust, as FedEx does, for the impact of mark-to-market (MTM) accounting on the company's pension plans -- given that these fluctuations are outside of the operational control and decision process of management; but the same does not hold for the decision to back out $325 million in legal reserves booked in fiscal 2016. For fiscal 2015 - in addition to the impact of MTM pension accounting -- the results were adjusted to exclude $197 million in increased legal reserves and $276 million for aircraft impairments.

If the LTIP is to foster sustainable value creation, it follows that it should fully internalize expenses associated with the operational and strategic decisions of the current management team, even if they appear to be "legacy costs"; this includes the types of expenses FedEx has recently moved to exclude: impairments and legal expenses stemming from the company's operational practices.

In particular, we note that over the past two years, FedEx has reserved more than $450 million to settle so-called "independent contractor litigation," the latest settlement

coming in June 2016 for $240 million. The lawsuits and other proceedings challenge a central pillar of how FedEx Ground operated until 2011: the classification of FedEx Ground drivers as independent contractors, rather than as direct employees of the company. Critically, the recent settlements do not fully resolve the question marks hanging over FedEx's business model; the 10-K cautions that potential liability risks attach to the new FedEx Ground structure – a model that involves contracting with independent service providers that in turn employ drivers.

We believe that incentivizing long-term, sustainable value creation requires that executives are exposed to the downside risks and liabilities incurred by their operational and strategic decisions. This demands that legal liabilities and impairments are included in the payout calculus of long-term incentives held by executives who exercised responsibility for the relevant operational and strategic decisions.

Excessively Relying on EPS Growth to Incentivize and Reward Management

It is bewildering that FedEx's board remains wedded to its two-decade old pay-for-performance philosophy of tying long-term incentive pay exclusively to EPS, while shareholders increasingly question whether EPS offers a good measure for compensation geared to generating long-term value creation.[1]

When used in isolation, EPS is a poor guide to economic profit and ultimately long-term shareholder returns. Its failure to take into account the cost of capital is particularly significant for the capital intensive freight and transportation industry, as Credit Suisse notes in a review of the European sector: "Where EPS targets represent the sole driver of long-term remuneration, we consider this framework of lower quality [than return-based measures], given the potential to influence compensation by corporate actions … that may prove value destructive."[2] In a separate primer on US executive compensation, Credit Suisse flags FedEx's reliance on EPS, calling it a "poor proxy" for gross cash flow at the company.[3] And in a recent "deep dive" into compensation practices at North American freight, Barclays draws attention to FedEx's reliance on EPS noting UPS operates a "more balanced plan [than FedEx] with targets for return, margin and stock

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[1] See for example, "Debate starts on the way bosses' pay is calculated," *Financial Times, April 15, 2012; "It's time to abandon earnings-per-share,"* Bennett Stewart, EVA Dimensions, March 2013; "Latest Trends in Executive Pay: A Closer Look at Performance Metrics and Earnings Per Share," *Institutional Shareholder Services*, 2016.

[2] "Transport – Remunerated for Returns – Drivers of CEO Pay," Credit Suisse – Europe, Nov. 27, 2014.

[3] "Holt: Linking Corporate Performance and Valuation to Management Incentives," Dec. 2013; available at: https://doc.research-and-analytics.csfb.com/mercurydoc?language=ENG&format=PDF&document_id=1031870931&serialid=vpetrancosta@cfachicago.org&auditid=1203019

performance targets."[4] In fact, with the AIP comprising FedEx Express segment operating income and overall consolidated operating income, FedEx's incentive pay is entirely reliant on straightforward earnings measures.

As FedEx ramps up investment in its automation, particularly at FedEx Ground, and gears up to the challenge of new and disruptive competitors, such as Amazon, accounting-based earnings measures provide only a partial road-map to what long-term success requires. How to profitably grow amid a technologically evolving and market-changing sector demands incentive measures that go beyond what seems an arbitrary 12.5% EPS growth target, and explicitly work to balance investment, growth and returns.

FedEx relies on a poorly structured, overly generous and largely antiquated long-term incentive vehicle that is in urgent need of reform. Accordingly, we urge you to join us by voting AGAINST approval of the advisory vote on executive compensation (Item 2). If you would like to discuss our concerns directly with us, please contact Carin Zelenko, Teamsters Capital Strategies, at (202) 624-6899 or by email at czelenko@teamster.org.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/czb

[4] "North American Transportation: Executive Compensation Deep Dive," Barclays Equity Research, May 6, 2016.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.